Exhibit 99.1

21Vianet Group, Inc. Reports Unaudited Second Quarter

2018 Financial Results

Adjusted EBITDA up 103.6% YoY to RMB221.1 million

Adjusted EBITDA margin expanded to 26.7%

Raised full year guidance for both net revenues and adjusted EBITDA

BEIJING, August 17, 2018 (GLOBE NEWSWIRE) — 21Vianet Group, Inc. (Nasdaq: VNET) (“21Vianet” or the “Company”), a leading carrier- and cloud-neutral Internet data center services provider in China, today announced its unaudited financial results for the second quarter ended June 30, 2018. The Company will hold a conference call at 8:00 pm on Thursday, August 16, 2018, U.S. Eastern Time to discuss the financial results. Dial-in details are provided at the end of this release.

Second Quarter 2018 Financial Highlights (including hosting and related services & MNS1 business)

•	Revenues from hosting and related services increased by 11.4% year over year to RMB828.3 million (US$125.2 million).

•	Adjusted cash gross margin expanded to 43.9% from 38.2% in the same period of 2017.

•	Operating profit improved to RMB51.5 million from an operating loss of RMB80.6 million in the same period of 2017.

•	Adjusted EBITDA increased by 103.6% year over year to RMB221.1 million (US$33.4 million). Adjusted EBITDA margin expanded to 26.7% from 12.4% in the same period of 2017.

•	Net cash generated from operating activities was RMB111.4 million (US$16.8 million) in the second quarter of 2018 compared to RMB87.2 million in the same period of 2017.

The financial results of the same period 2017 included those from both the hosting and related services business and the MNS business. The year-over-year improvement was partially driven by the disposal of the MNS business in September 2017.

Second Quarter 2018 Operational Highlights

•	Hosting MRR[2] per cabinet increased to RMB8,271 in the second quarter of 2018 compared to RMB7,697 in the second quarter of 2017 and RMB7,905 in the first quarter of 2018.

•

Total cabinets under management increased slightly to 29,149 as of June 30, 2018 from 29,035 as of March 31, 2018. As of June 30, 2018, the Company had 24,167 cabinets in its self-built data centers and 4,982 cabinets in its partnered data centers.

•	Utilization rate was 71.1% in the second quarter of 2018 compared to 70.0% in the first quarter of 2018.

Mr. Alvin Wang, Chief Executive Officer and President of the Company, stated, “Our strategy of focusing entirely on our core hosting and related services business continued to drive revenue and profitability growth. During the second quarter, we further improved our operational efficiency and achieved an adjusted EBITDA margin of 26.7%. Also we expanded our data center capacity, garnered new significant client wins in the Internet and financial services sectors, and expanded the order size from our existing clients. In addition, we have methodically entered into the promising wholesale data center market. We are confident that our commitment to network safety, availability, reliability, neutrality, and quality shall enable us to continuously gain market share and solidify our industry leadership.”

[1]	MNS: Refers to managed network services.
[2]	Hosting MRR: Refers to Monthly Recurring Revenues for the hosting business.

Ms. Sharon Liu, Chief Financial Officer of the Company, commented, “During the second quarter of 2018, we sustained solid growth in revenue and continued rapid improvement in adjusted EBITDA margin. Our net revenues from hosting and related services increased by 11.4% year over year to RMB828.3 million, while our adjusted EBITDA grew by 29.1% to RMB221.1 million. As we keep close track of our business development and maintain stringent internal control, we have been able to achieve or exceed our own guidance three quarters in a row. For the remainder of 2018, we expect continuous improvement in economy of scale and operational efficiency to result in EBITDA growth outpacing revenue growth and EBITDA margin expanding further.”

Second Quarter 2018 Financial Results

To fully reflect the Company’s performance, all analysis between “REVENUES” and “ADJUSTED EBITDA” presents only the results of the hosting and related service business. The MNS business, which was disposed of in the third quarter of 2017, is excluded.

REVENUES: Net revenues increased by 11.4% to RMB828.3 million (US$125.2 million) in the second quarter of 2018 from RMB743.4 million in the same period of 2017 and increased by 3.4% from RMB800.8 million in the first quarter of 2018. The increase was primarily due to continuously increasing demand from the Company’s new and existing customers.

GROSS PROFIT: Gross profit increased by 3.6% to RMB229.4 million (US$34.7 million) in the second quarter of 2018 from RMB221.4 million in the same period of 2017 and increased by 0.7% from RMB227.9 million in the first quarter of 2018. Gross margin decreased slightly to 27.7% in the second quarter of 2018 from 29.8% in the same period of 2017 but remained relatively stable compared to the first quarter of 2018. The decrease was mainly due to an increase in depreciation.

ADJUSTED CASH GROSS PROFIT, which excludes depreciation, amortization, and share-based compensation expenses, increased by 14.4% to RMB364.0 million (US$55.0 million) in the second quarter of 2018 from RMB318.2 million in the same period of 2017 and increased by 4.8% from RMB347.5 million in the first quarter of 2018. Adjusted cash gross margin expanded to 43.9% in the second quarter of 2018 from 42.8% in the same period of 2017 and 43.4% in the previous quarter. The increase was a result of the Company’s efficient management of cabinet capacity, power usage efficiency and human resources in the second quarter of 2018. Since the second quarter of 2018, the Company eliminated approximately 214 lower-margin cabinets in partnered data centers, bringing the total number of partnered cabinets to 4,982 in the second quarter of 2018 from 5,768 in the same period of 2017.

OPERATING EXPENSES: Total operating expenses increased by 3.0% to RMB177.9 million (US$26.9 million) in the second quarter of 2018 from RMB172.7 million in the same period of 2017 and increased by 3.8% from RMB171.5 million in the first quarter of 2018. As a percentage of net revenues, total operating expenses was 21.5% in the second quarter of 2018, compared to 23.2% in the same period of 2017 and 21.4% in the first quarter of 2018.

Adjusted operating expenses, which exclude share-based compensation expenses and changes in the fair value of contingent purchase consideration payable, increased by 1.2% to RMB161.9 million (US$24.5 million) in the second quarter of 2018 from RMB160.0 million in the same period of 2017 but decreased by 3.2% from RMB167.2 million in the first quarter of 2018. As a percentage of net revenues, adjusted operating expenses decreased to 19.5% in the second quarter of 2018 from 21.5% in the same period of 2017 and 20.9% in the previous quarter. The decrease was primarily due to the successful implementation and execution of the Company’s cost control measures.

Sales and marketing expenses were RMB41.8 million (US$6.3 million) in the second quarter of 2018, compared to RMB45.0 million in the same period of 2017 and from RMB41.2 million in the first quarter of 2018.

Research and development expenses were RMB22.2 million (US$3.3 million) in the second quarter of 2018 compared to RMB23.9 million in the same period of 2017 and RMB22.0 million in the first quarter of 2018.

General and administrative expenses were RMB109.1 million (US$16.5 million) in the second quarter of 2018 compared to RMB104.8 million in the same period of 2017 and RMB112.3 million in the first quarter of 2018.

ADJUSTED EBITDA: Adjusted EBITDA for the second quarter of 2018 increased by 29.1% to RMB221.1 million (US$33.4 million) from RMB171.3 million in the same period of 2017 and increased by 12.8% compared to the first quarter of 2018. Adjusted EBITDA for the second quarter of 2018 excludes share-based compensation expenses of RMB10.8 million (US$1.6 million) and changes in the fair value of contingent purchase consideration payable, which was a loss of RMB5.5 million (US$0.8 million). Adjusted EBITDA margin expanded to 26.7% in the second quarter of 2018 from 23.0% in the same period of 2017 and 24.5% in the first quarter of 2018.

NET PROFIT/LOSS: Net loss for the second quarter of 2018 was RMB95.5 million (US$14.4 million) compared to net loss of RMB119.3 million in the same period of 2017 and net profit of RMB34.7 million in the first quarter of 2018. The quarter-over-quarter change was mainly due to foreign exchange fluctuation.

PROFIT/LOSS PER SHARE: Basic and diluted loss per share was RMB0.14 (US$0.02) in the second quarter of 2018, which represents the equivalent of RMB0.84 (US$0.12) per American Depositary Share (“ADS”). Each ADS represents six ordinary shares. Diluted profit per share is calculated using net profit divided by the weighted average number of shares.

As of June 30, 2018, the Company’s cash and cash equivalents, restricted cash and short-term investments were RMB2.66 billion (US$401.6 million).

Net cash generated from operating activities was RMB111.4 million (US$16.8 million) in the second quarter of 2018.

Recent Developments

In August 2018, the Company secured over 1,000 datacenter cabinets in Shanghai, China. The newly added cabinets are consistent with the Company’s capacity expansion strategy. The Company expects these additional cabinets to be delivered in two batches by the end of 2018.

In August 2018, the Company and a subsidiary of Tus Holdings entered into a long-term lease agreement for the Company’s rights to use over 20,000m2 property in Beijing, China. The new property is expected to add 3,000 to 4,000 additional cabinet to the Company’s datacenter network. The first batch of cabinets is estimated to be delivered in the second half of 2019.

On July 19, 2018, the Company announced that its wholly-owned subsidiary Shanghai Blue Cloud Technology Co., Ltd. (“21V Blue Cloud”) has entered into distribution agreements with four world-class cloud service providers including Unify Cloud, AvePoint, Agile Point and Fadada.com who officially authorized 21V Blue Cloud as a distributor of their products and services in mainland China.

Financial Outlook

For the third quarter of 2018, the Company expects net revenues to be in the range of RMB840 million to RMB860 million. Adjusted EBITDA is expected to be in the range of RMB230 million to RMB250 million.

Based on solid first half 2018 results, the Company is raising its full year 2018 guidance for both net revenues and adjusted EBITDA. For the full year, the Company now expects net revenues to be in the range of RMB3.28 billion to RMB3.38 billion. Adjusted EBITDA for the full year is expected to be in the range of RMB800 million to RMB880 million.

The forecast reflects the Company’s current and preliminary view on the market and its operational conditions, which is subject to change.

Conference Call

The Company will hold a conference call at 8:00 pm on Thursday, August 16, 2018 U.S. Eastern Time, or 8:00 am on Friday, August 17, 2018 Beijing Time, to discuss the financial results.

Participants may access the call by dialing the following numbers:

United States Toll Free:	+1-855-500-8701
International:	+65-6713-5440
China Domestic:	400-120-0654
Hong Kong:	+852-3018-6776
Conference ID:	4288535

The replay will be accessible through August 24, 2018 by dialing the following numbers:

United States Toll Free:	+1-855-452-5696
International:	+61-2-9003-4211
Conference ID:	4288535

A live and archived webcast of the conference call will be available through the Company’s investor relation website at http://ir.21vianet.com.

Non-GAAP Disclosure

In evaluating its business, 21Vianet considers and uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC as supplemental measure to review and assess its operating performance: adjusted cash gross profit, adjusted cash gross margin, adjusted operating expenses, adjusted EBITDA, adjusted EBITDA margin, The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

The non-GAAP financial measures are provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the Company’s current financial performance and prospects for the future. These non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for, or superior to, U.S. GAAP results. In addition, the Company’s calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.6171 to US$1.00, the noon buying rate in effect on June 29, 2018 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Statement Regarding Unaudited Condensed Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

About 21Vianet

21Vianet Group, Inc. is a leading carrier- and cloud-neutral Internet data center services provider in China. 21Vianet provides hosting and related services, cloud services, and business VPN services, improving the reliability, security and speed of its customers’ Internet infrastructure. Customers may locate their servers and networking equipment in 21Vianet’s data centers and connect to China’s Internet backbone through 21Vianet’s extensive fiber optic network. 21Vianet operates in more than 30 cities throughout China, servicing a diversified and loyal base of nearly 5,000 hosting and related enterprise customers that span numerous industries ranging from Internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, quotations from management in this announcement as well as 21Vianet’s strategic and operational plans contain forward-looking statements. 21Vianet may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 21Vianet’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 21Vianet’s goals and strategies; 21Vianet’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, 21Vianet’s services; 21Vianet’s expectations regarding keeping and strengthening its relationships with customers; 21Vianet’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where 21Vianet provides solutions and services. Further information regarding these and other risks is included in 21Vianet’s reports filed with, or furnished to, the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and 21Vianet undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contacts:

21Vianet Group, Inc.

Rene Jiang

+86 10 8456 2121

IR@21Vianet.com

Julia Jiang

+86 10 8456 2121

IR@21Vianet.com

ICR, Inc.

Jack Wang

+1 (646) 405-4922

IR@21Vianet.com

21VIANET GROUP, INC.

CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of	As of
	December 31, 2017	June 30, 2018
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	1,949,631	2,150,173	324,942
Restricted cash	242,494	285,590	43,159
Accounts and notes receivable, net	455,811	536,642	81,099
Short-term investments	548,890	218,370	33,001
Inventories	710	174	26
Prepaid expenses and other current assets	933,750	1,057,177	159,765
Amount due from related parties	114,256	121,922	18,425

Total current assets	4,245,542	4,370,048	660,417

Non-current assets:
Property and equipment, net	3,319,424	3,392,168	512,637
Intangible assets, net	401,115	372,375	56,275
Land use rights, net	163,671	149,287	22,561
Goodwill	989,530	989,530	149,541
Long-term investments	510,926	505,299	76,363
Amount due from related parties	20,210	20,385	3,081
Restricted cash	3,344	3,389	512
Deferred tax assets	172,818	129,249	19,533
Other non-current assets	81,581	143,416	21,674

Total non-current assets	5,662,619	5,705,098	862,177

Total assets	9,908,161	10,075,146	1,522,594

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term bank borrowings	50,000	69,999	10,579
Accounts and notes payable	252,892	287,987	43,522
Accrued expenses and other payables	657,133	582,317	88,002
Deferred revenue	55,753	41,465	6,266
Advances from customers	403,244	475,541	71,865
Income taxes payable	13,309	29,650	4,481
Amounts due to related parties	55,675	54,795	8,281
Current portion of long-term bank borrowings	70,289	60,643	9,165
Current portion of capital lease obligations	201,315	217,271	32,835
Current portion of deferred government grant	4,574	4,574	691
Current portion of bonds payable	11,139	11,729	1,773

Total current liabilities	1,775,323	1,835,971	277,460

Non-current liabilities:
Long-term bank borrowings	187,638	169,331	25,590
Amounts due to related parties	—	46,416	7,015
Unrecognized tax benefits	16,511	22,322	3,373
Deferred tax liabilities	190,873	184,829	27,932
Non-current portion of capital lease obligations	600,882	673,336	101,757
Non-current portion of deferred government grant	17,861	14,314	2,163
Bonds payable	1,918,069	1,947,608	294,330

Total non-current liabilities	2,931,834	3,058,156	462,160

Shareholders’ equity
Treasury stock	(337,683)	(337,683)	(51,032)
Ordinary shares	46	46	7
Additional paid-in capital	8,980,407	9,004,633	1,360,813
Accumulated other comprehensive loss	(2,673)	17,854	2,698
Statutory reserves	38,736	39,441	5,960
Accumulated deficit	(3,629,300)	(3,691,375)	(557,854)

Total 21Vianet Group, Inc. shareholders’ equity	5,049,533	5,032,916	760,592

Noncontrolling interest	151,471	148,103	22,382
Total shareholders’ equity	5,201,004	5,181,019	782,974

Total liabilities and shareholders’ equity	9,908,161	10,075,146	1,522,594

21VIANET GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three months ended				Six months ended
	June 30, 2017	March 31, 2018	June 30, 2018		June 30, 2017	June 30, 2018
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues
Hosting and related services	743,398	800,765	828,317	125,178	1,450,109	1,629,082	246,193
Managed network services	135,281	—	—	—	290,747	—	—

Total net revenues	878,679	800,765	828,317	125,178	1,740,856	1,629,082	246,193
Cost of revenues	(690,716)	(572,863)	(598,884)	(90,506)	(1,372,416)	(1,171,747)	(177,079)

Gross profit	187,963	227,902	229,433	34,672	368,440	457,335	69,114
Operating expenses
Sales and marketing	(70,880)	(41,232)	(41,816)	(6,319)	(136,712)	(83,048)	(12,551)
Research and development	(43,108)	(22,030)	(22,163)	(3,349)	(81,495)	(44,193)	(6,679)
General and administrative	(139,113)	(112,340)	(109,091)	(16,486)	(274,916)	(221,431)	(33,463)
(Allowance) reversal for doubtful debt	(16,449)	1,855	627	95	(31,914)	2,482	375
Changes in the fair value of contingent purchase consideration payable	1,032	2,284	(5,494)	(830)	3,899	(3,210)	(485)

Total operating expenses	(268,518)	(171,463)	(177,937)	(26,889)	(521,138)	(349,400)	(52,803)

Operating (loss) profit	(80,555)	56,439	51,496	7,783	(152,698)	107,935	16,311
Interest income	7,188	8,527	8,961	1,354	15,440	17,488	2,643
Interest expense	(40,033)	(51,542)	(51,328)	(7,757)	(77,060)	(102,870)	(15,546)
Gain on deconsolidation of subsidiairies	—	—	4,843	732	—	4,843	732
Other income	1,458	22,161	20,386	3,081	6,284	42,547	6,430
Other expense	(2,636)	(1,526)	(565)	(85)	(4,198)	(2,091)	(316)
Foreign exchange (loss) gain	(10,372)	44,841	(73,360)	(11,086)	(15,853)	(28,519)	(4,310)

(Loss) gain before income taxes and gain (loss) from equity method investments	(124,950)	78,900	(39,567)	(5,978)	(228,085)	39,333	5,944
Income tax (expenses) benefits	(1,387)	(34,080)	(44,305)	(6,696)	(17,514)	(78,385)	(11,846)
Gain (loss) from equity method investments	7,080	(10,089)	(11,659)	(1,762)	9,505	(21,748)	(3,287)

Net (loss) profit	(119,257)	34,731	(95,531)	(14,436)	(236,094)	(60,800)	(9,189)
Net loss (profit) attributable to noncontrolling interest	22,444	(1,891)	1,321	200	39,487	(570)	(86)

Net (loss) profit attributable to ordinary shareholders	(96,813)	32,840	(94,210)	(14,236)	(196,607)	(61,370)	(9,275)

(Loss) profit per share
Basic	(0.18)	0.05	(0.14)	(0.02)	(0.35)	(0.09)	(0.01)
Diluted	(0.18)	0.05	(0.14)	(0.02)	(0.35)	(0.09)	(0.01)
Shares used in (loss) profit per share computation
Basic*	670,534,467	672,741,909	675,062,068	675,062,068	674,556,313	673,908,526	673,908,526
Diluted*	670,534,467	677,158,404	675,062,068	675,062,068	674,556,313	673,908,526	673,908,526

(Loss) profit per ADS (6 ordinary shares equal to 1 ADS)
Basic	(1.08)	0.30	(0.84)	(0.12)	(2.10)	(0.54)	(0.06)
Diluted	(1.08)	0.30	(0.84)	(0.12)	(2.10)	(0.54)	(0.06)

*	Shares used in (loss) profit per share/ADS computation were computed under weighted average method.

21VIANET GROUP, INC.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Six months ended
	June 30, 2017	March 31, 2018	June 30, 2018		June 30, 2017	June 30, 2018
	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit	187,963	227,902	229,433	34,672	368,440	457,335	69,114
Plus: depreciation and amortization	147,905	119,562	134,282	20,293	228,231	253,844	38,362
Plus: share-based compensation expenses	42	14	293	44	(180)	307	46
Adjusted cash gross profit	335,910	347,478	364,008	55,009	596,491	711,486	107,522

Adjusted cash gross margin	38.2%	43.4%	43.9%	43.9%	34.3%	43.7%	43.7%
Operating expenses	(268,518)	(171,463)	(177,937)	(26,889)	(521,138)	(349,400)	(52,803)
Plus: share-based compensation expenses	11,563	6,555	10,547	1,594	16,108	17,102	2,585
Plus: changes in the fair value of contingent purchase consideration payable	(1,032)	(2,284)	5,494	830	(3,899)	3,210	485

Adjusted operating expenses	(257,987)	(167,192)	(161,896)	(24,465)	(508,929)	(329,088)	(49,733)

Operating (loss) profit	(80,555)	56,439	51,496	7,783	(152,698)	107,935	16,311
Plus: depreciation and amortization	178,591	135,290	153,313	23,169	349,544	288,603	43,615
Plus: share-based compensation expenses	11,605	6,569	10,840	1,638	15,928	17,409	2,631
Plus: changes in the fair value of contingent purchase consideration payable	(1,032)	(2,284)	5,494	830	(3,899)	3,210	485

Adjusted EBITDA	108,609	196,014	221,143	33,420	208,875	417,157	63,042

Adjusted EBITDA margin	12.4%	24.5%	26.7%	26.7%	12.0%	25.6%	25.6%

21VIANET GROUP, INC.

SUPPLEMENTARY DISCLOSURE FOR HOSTING AND RELATED SERVICES

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Six months ended
	June 30, 2017	March 31, 2018	June 30, 2018		June 30, 2017	June 30, 2018
GAAP Disclosure	RMB	RMB	RMB	US$	RMB	RMB	US$
Net revenues	743,398	800,765	828,317	125,178	1,450,109	1,629,082	246,193
Cost of revenues	(522,024)	(572,863)	(598,884)	(90,506)	(1,022,454)	(1,171,747)	(177,079)

Gross profit	221,374	227,902	229,433	34,672	427,655	457,335	69,114
Sales and marketing	(44,980)	(41,232)	(41,816)	(6,319)	(78,995)	(83,048)	(12,551)
Research and development	(23,884)	(22,030)	(22,163)	(3,349)	(46,090)	(44,193)	(6,679)
General and administrative	(104,825)	(112,340)	(109,091)	(16,486)	(203,039)	(221,431)	(33,463)
(Allowance) reversal for doubtful debt	(80)	1,855	627	95	(2,520)	2,482	375
Changes in the fair value of contingent purchase consideration payable	1,032	2,284	(5,494)	(830)	3,899	(3,210)	(485)

Total operating expenses	(172,737)	(171,463)	(177,937)	(26,889)	(326,745)	(349,400)	(52,803)

Operating profit	48,637	56,439	51,496	7,783	100,910	107,935	16,311

Non-GAAP disclosure
Gross profit	221,374	227,902	229,433	34,672	427,655	457,335	69,114
Plus: depreciation and amortization	96,754	119,562	134,282	20,293	184,900	253,844	38,362
Plus: share-based compensation expenses	66	14	293	44	(72)	307	46
Adjusted cash gross profit	318,194	347,478	364,008	55,009	612,483	711,486	107,522

Adjusted cash gross margin	42.8%	43.4%	43.9%	43.9%	42.2%	43.7%	43.7%
Operating expenses	(172,737)	(171,463)	(177,937)	(26,889)	(326,745)	(349,400)	(52,803)
Plus: share-based compensation expenses	13,769	6,555	10,547	1,594	16,588	17,102	2,585
Plus: changes in the fair value of contingent purchase consideration payable	(1,032)	(2,284)	5,494	830	(3,899)	3,210	485

Adjusted operating expenses	(160,000)	(167,192)	(161,896)	(24,465)	(314,056)	(329,088)	(49,733)

Operating profit	48,637	56,439	51,496	7,783	100,910	107,935	16,311
Plus: depreciation and amortization	109,868	135,290	153,313	23,169	210,500	288,603	43,615
Plus: share-based compensation expenses	13,835	6,569	10,840	1,638	16,516	17,409	2,631
Plus: changes in the fair value of contingent purchase consideration payable	(1,032)	(2,284)	5,494	830	(3,899)	3,210	485

Adjusted EBITDA	171,308	196,014	221,143	33,420	324,027	417,157	63,042

Adjusted EBITDA margin	23.0%	24.5%	26.7%	26.7%	22.3%	25.6%	25.6%

21VIANET GROUP, INC.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended
	June 30, 2017	March 31, 2018	June 30, 2018
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) profit	(119,257)	34,731	(95,531)	(14,436)
Adjustments to reconcile net (loss) profit to net cash generated from operating activities:
Depreciation and amortization	178,591	135,290	153,313	23,169
Stock-based compensation expenses	11,573	6,569	10,840	1,638
Others	9,226	(47,256)	93,201	14,085
Changes in operating assets and liabilities				—
Accounts and notes receivable	30,509	(49,722)	(29,540)	(4,464)
Prepaid expenses and other current assets	(82,143)	(92,181)	(14,088)	(2,129)
Accounts and notes payable	(5,560)	40,243	(4,819)	(728)
Accrued expenses and other payables	71,956	(25,300)	25,971	3,925
Deferred revenue	(19,417)	(20,505)	6,217	940
Advances from customers	36,406	73,995	(1,698)	(257)
Others	(24,723)	39,989	(32,468)	(4,907)
Net cash generated from operating activities	87,161	95,853	111,398	16,836

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(144,092)	(91,027)	(91,256)	(13,791)
Purchases of intangible assets	(5,466)	(1,887)	(3,756)	(568)
Payments for investments	(36,247)	(14,473)	(39,098)	(5,909)
Payments for assets acquisition, net of cash acquired	(10,000)	—	—	—
Proceeds from other investing activities	486,357	26,654	357,302	53,997
Net cash generated from (used in) investing activities	290,552	(80,733)	223,192	33,729

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of 2017 bonds	(420,600)	—	—	—
Proceeds from bank borrowings	43,662	69,999	—	—
Repayments of bank borrowings	(30,349)	(50,000)	(27,953)	(4,224)
Payments for capital lease	(60,552)	(29,287)	(95,183)	(14,384)
Payment for shares repurchase plan	(41,880)	—	—	—
Payments for other financing activities	(31,800)	(19,650)	38,801	5,863
Contribution from noncontrolling interest in a subsidary	22,962	—	—	—
Net cash used in financing activities	(518,557)	(28,938)	(84,335)	(12,745)

Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(31,317)	(73,414)	80,660	12,189
Net (decrease) increase in cash, cash equivalents and restricted cash	(172,161)	(87,232)	330,915	50,009
Cash, cash equivalents and restricted cash at beginning of period	2,848,230	2,195,469	2,108,237	318,604

Cash, cash equivalents and restricted cash at end of period	2,676,069	2,108,237	2,439,152	368,613

Notes:

The Company adopted Accounting Standards Update (“ASU”) No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash on January 1, 2018 and retrospectively adjusted the condensed consolidated statement of cash flows for the three months ended June 30, 2017 by excluding the movement of restricted cash of RMB150.5 million.